Filed by Bcom3 Group, Inc.
                          pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                             Subject Company: Bcom3 Group, Inc.
                                                  Commission File No. 333-87600

Subject:    When will the Publicis deal close?

To:         All Bcom3 Shareholders

     Given recent statements in the press about timing, let me provide a little more perspective on the process of closing the Publicis deal.

     Having filed the preliminary F-4 on May 3, we are now in a better position to project timing. We recently learned that the SEC will review the F-4 and we may not receive their comments until June. Depending upon the extent of their response, we could spend another two to four weeks addressing their comments before the process is complete and we can print, bind and distribute the proxy statement/prospectus to all shareholders.

     Once the proxy statement/prospectus is in your hands, you will have approximately four weeks (at least 20 business days) to review the document, consult your experts and get the information you need to cast your vote.

     As you can see from this schedule, we are already looking at a late July/early August scenario for tallying shareholder votes, which means the closing could happen in August. But even this timeframe is incumbent upon the final blessing of regulatory bodies. Given the variables, it is truly impossible to predict with any precision exactly when closing will take place. I should note here that the notice and voting schedule for Publicis shareholders may not be the same as ours, in part because of different legal requirements in France. Consequently, they may vote sooner or later than we do, but the merger will close only after both sets of shareholders have approved the transaction.

     While this process seems complicated, rest assured it is quite routine. The transaction is on track.

     As we progress along this path of filings and approvals, I will keep you posted. In the meantime, remember it's the work we do for our clients that defines our existence as a Group. It's the quality of that work which ensures our success as an enterprise going forward. Thanks for your patience and for keeping our priorities in perspective.


                                                     Roger


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Forward Looking Information

This document contains certain "forward-looking statements" within the meaning of the provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." The factors that could cause actual results to differ materially from expected results include, but are not limited to, the factors set forth in Publicis's and Bcom3's filings with the Securities and Exchange Commission (SEC) and delays in completing the merger. Readers are referred to Publicis's and Bcom3's most recent reports filed with the SEC.

Additional information

Both Bcom3 and Publicis will be filing relevant documents concerning the transaction with the Securities and Exchange Commission (SEC). To date, Publicis has filed a preliminary proxy statement/prospectus. We urge you to read the final proxy statement/prospectus when it becomes available, as well as any other relevant documents that either party may file with the SEC, because these documents will contain important information. You will be able to obtain these documents free of charge at the SEC's web site, http://www.sec.gov .

In addition, you may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Bcom3 at 35 West Wacker Drive, Chicago, IL 60601. You may also obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis at 133, avenue des Champs Elysees, 75008 Paris, France.

Bcom3 and certain of its directors, executive officers, managers and other employees may be soliciting proxies from Bcom3 shareholders in connection with the Publicis transaction. Information concerning those Bcom3 personnel who may be participating in the proxy solicitation is set forth in Bcom3's Annual Report on Form 10-K for the year ended December 31, 2001, and will also be set forth in the proxy statement/prospectus.


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